Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

INSIDE INFORMATION

NOVEMBER 6, 2023, 1:00 AM ET / 7:00 CET

MDxHealth Announces the Approval by its Shareholders of the Proposed Transition to a Sole Listing of Shares on Nasdaq, and Details of the Share Consolidation

IRVINE, CA, and HERSTAL, BELGIUM – November 6, 2023 – MDxHealth SA (NASDAQ/Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announces that the extraordinary general shareholders’ meeting of the Company that was held on November 3, 2023 (“EGM”) approved the proposed transition from a dual listing of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq and ordinary shares (the “Shares”) on Euronext Brussels to a sole listing of Shares on Nasdaq (the “Transaction”), as well as the share consolidation with respect to all outstanding Shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”). As a result, the Company can now start implementing the Transaction and Share Consolidation, as further outlined below.

Approval of the Transaction

The Company announced on October 2, 2023, that its board of directors had determined that it is in the best interest of the Company, its investors and other stakeholders to consolidate all trading of the Company’s securities on one exchange in the United States. The Transaction involves (1) the Share Consolidation, after which ten existing Shares will be represented by one new Share, and each ADS will represent one new Share, (2) listing the Shares on Nasdaq, (3) a mandatory exchange under the Company’s ADS facility as a result of which ADS holders will receive Shares in exchange for their ADSs on the basis of a ratio of one ADS for one Share (the “Mandatory ADS Exchange”), (4) a repositioning of the Shares from the Euronext Brussels trading system to the Nasdaq trading system, and (5) following a transition period of at least three weeks after the Mandatory ADS Exchange (the “Transition Period”), the de-listing of the Shares from listing and trading on Euronext Brussels (the “De-Listing”). The implementation of the Transaction was still subject to the approval by the Company’s shareholders of the Share Consolidation and the De-Listing. On November 3, 2023, the EGM approved the Share Consolidation and the De-Listing, as well as the proposed technical amendments to the Company’s articles of association to allow for the De-Listing.

Expected timeline for implementation of the Transaction

In view of the approval by the EGM, the Company will now start implementing the Transaction in accordance with the following expected timeline:

Key step	Date
First trading day on Euronext Brussels of the new Shares following the Share Consolidation (see also below)	November 14, 2023
Effective date of the Mandatory ADS Exchange	November 27, 2023
Admission to trading of the Shares on Nasdaq, and start of the Transition Period	November 27, 2023
End of the Transition Period and De-Listing	December 15, 2023

The Company will update the timeline throughout the implentation process, and inform its shareholders and other stakeholders accordingly. Furthermore, as the implementation process progresses, the Company intends to further communicate on each relevant step.

Details of the Share Consolidation

As first step of the Transaction, the Company will now start with implementing the approved Share Consolidation with respect to all of the Company’s outstanding Shares by means of a 1-for-10 reverse stock split.

Simultaneous and automatic implementation of the Share Consolidation

Pursuant to the Share Consolidation, all existing Shares of the Company will be consolidated into a new and reduced number of Shares at the ratio of one (1) new Share (ISIN BE0974461940) for ten (10) existing Shares (ISIN BE0003844611).

The last trading day of the existing Shares (ISIN BE0003844611) on the regulated market of Euronext Brussels will be November 13, 2023. The first trading date of the new Shares (ISIN BE0974461940) on the regulated market of Euronext Brussels will be November 14, 2023.

The Share Consolidation will be carried out simultaneously for all outstanding Shares, so that after the completion of the Share Consolidation each new Share will represent the same fraction of the Company’s share capital. All new Shares after the completion of the Share Consolidation will have the same rights and benefits, and will rank pari passu in all respects, including as to entitlements to dividends and other distributions. The Share Consolidation will not affect the form of the outstanding Shares (dematerialised or registered) and the outstanding registered and dematerialised Shares will be processed separately. The Share Consolidation will be implemented automatically, without the need for shareholders to take any steps whatsoever.

Consolidation and sale of fractions of new Shares resulting from the Share Consolidation

The Share Consolidation might give rise to the appearance of fractions if prior to the Share Consolidation a shareholder does not hold a number of existings Shares which corresponds to a multiple of ten (10). In that case, the number of new Shares that will be held by that shareholder will be rounded down to the lower whole number.

No fractions of new Shares will be issued as a result of the Share Consolidation.

Instead, any fractions of Shares which might appear as a result of the Share Consolidation will be aggregated by KBC Securities, which has been appointed by the Company for this purpose and which will be instructed to sell the new Shares resulting from the aggregation of fractions on Euronext Brussels. The proceeds of such sale will be distributed in cash on a pro rata basis to the holders of existing Shares that do not have a sufficient number of existing Shares to be consolidated into whole new Shares, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per old Share. If the proceeds are less or cannot be distributed on a pro rata basis as aforementioned, the proceeds will accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company.

In view thereof, shareholders that do not hold a number of existing Shares corresponding to a multiple of ten (10) may opt to do any of the following:

●	They can sell or purchase existing Shares so that, by close of trading on Euronext Brussels on November 13, 2023, they hold a number of existing Shares that is a multiple of ten (10). Shareholders wishing to engage in sale or purchase transactions should contact their financial intermediaries or custodians to obtain further information with respect to the deadlines to execute such sale or purchase transactions, as well as any transaction costs and taxes applicable to such sale or purchase transactions and which they will have to bear themselves.

●	Shareholders can also do nothing, in which case they could be allocated, as the case may be, the proceeds of the sale of the new Shares into which the fractions of old Shares have been aggregated, as outlined above.

Timeline for the Share Consolidation

The Share Consolidation, as described above, is expected to be implementated as follows:

Step	Date
Last trading day on Euronext Brussels of the existing Shares following the Share Consolidation (ISIN BE0003844611)	November 13, 2023
First trading day on Euronext Brussels of the new Shares following the Share Consolidation (ISIN BE0974461940)	November 14, 2023
Completion of the sale of new Shares into which fractions of old Shares have been aggregated, and distribution of proceeds, as the case may be,	November 23, 2023

Further information on the Transaction

For further information and details regarding the Transaction, reference is made to the dedicated web page which can be found on the Company’s website (see: Proposed Transition to a Single Listing on NASDAQ - mdxhealth), which contains (among other things) (i) a copy of the Special Report descibing the proposals submitted to the Company’s EGM held on November 3, 2023, (ii) a letter from the chair of the board of directors summarizing the Transaction, and (iii) frequently asked questions (FAQs) providing context and technical details with respect to the Transaction. This web page and the FAQs will be kept up-to-date as and when necessary.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding timing of the proposed transition from a dual listing of shares on Euronext Brussels and ADSs on Nasdaq to a sole listing of shares on Nasdaq and Share Consolidation; including statements regarding the anticipated impacts on the trading market for MDxHealth’s securities and operating costs; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.

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